As filed with the Securities and Exchange Commission on September 13, 2024	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

_____________

SONY GROUP KABUSHIKI KAISHA

(Exact name of issuer of deposited securities as specified in its charter)

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SONY GROUP CORPORATION

(Translation of issuer’s name into English)

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Japan

(Jurisdiction of incorporation or organization of issuer)

_____________________________

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

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388 Greenwich Street

New York, New York 10013

(877) 248-4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

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Sony Corporation of America

25 Madison Avenue, 26th Floor

New York, NY 10010

Attn.: Office of the General Counsel

212-833-8676

(Address, including zip code, and telephone number, including area code, of agent for service)

_____________________________

Copies to:

Adam Fleisher, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

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It is proposed that this filing become effective under Rule 466:	☒	immediately upon filing.
	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

  _____________________________

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered***	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (ADS(s)), each ADS representing the right to receive one (1) share of common stock of Sony Group Corporation	500,000,000 ADSs	$5.00	$25,000,000.00	$3,690.00

*    Each unit represents 100 ADSs.

**  Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

*** ADSs include European depositary shares issued by the predecessor depositary.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt – Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt – Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt – Upper right corner.

	(ii)	The procedure for voting, the deposited securities	Reverse of Receipt – Paragraphs (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt – Paragraph (15).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt – Paragraph (14); Reverse of Receipt – Paragraph (18).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (15) and (17).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Paragraphs (3) and (6); Reverse of Receipt – Paragraphs (15) and (17) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt – Paragraphs (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt – Paragraph (14).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

	(x)	Limitation upon the liability of the Depositary	Face of Receipt – Paragraph (8); Reverse of Receipt – Paragraphs (20) and (21).

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt – Paragraph (11).

4.	Terms of European depositary shares		Reverse of Receipt – Paragraph (28).

Item 2.		AVAILABLE INFORMATION	Face of Receipt – Paragraph (14).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)	Amended and Restated Deposit Agreement, dated as of October 15, 2014, by and among Sony Group Corporation (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”). ___ Filed herewith as Exhibit (a).

(b)	Restricted ADS Letter Agreement, dated as of July 17, 2017, by and between the Company and the Depositary. ___ Filed herewith as Exhibit (b).

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

(d)	Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. ___ Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among Sony Group Corporation, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of September, 2024.

Legal entity created by the Amended and Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one (1) share of common stock of Sony Group Corporation.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Sony Group Corporation certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Tokyo, Japan on August 19, 2024.

SONY GROUP CORPORATION

By:	/s/ Hiroki Totoki
Name: Hiroki Totoki
Title: President, Chief Operating Officer and Chief Financial Officer, Representative Corporate Executive Officer, Member of the Board

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hiroki Totoki and Peter Kim, to act as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as she or he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 13, 2024.

Name	Title

/s/ Kenichiro Yoshida	Chairman and Chief Executive Officer, Representative Corporate Executive Officer, Member of the Board
Kenichiro Yoshida

/s/ Hiroki Totoki	President, Chief Operating Officer and Chief Financial Officer, Representative Corporate Executive Officer, Member of the Board
Hiroki Totoki

/s/ Yoshihiko Hatanaka	Chair of the Board
Yoshihiko Hatanaka

/s/ Wendy Becker	Vice Chair of the Board
Wendy Becker

/s/ Sakie Akiyama	Member of the Board
Sakie Akiyama

/s/ Keiko Kishigami	Member of the Board
Keiko Kishigami

/s/ Joseph A. Kraft Jr.	Member of the Board
Joseph A. Kraft Jr.

/s/ Shingo Konomoto	Member of the Board
Shingo Konomoto

/s/ Neil Hunt	Member of the Board
Neil Hunt

/s/ William Morrow	Member of the Board
William Morrow

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America, has signed this Registration Statement on Form F-6 in the City of New York, State of New York on September 11, 2024.

SONY CORPORATION OF AMERICA

By:	/s/ Peter Kim
Name: Peter Kim
Title: Executive Vice President, General Counsel & Secretary, Sony Corporation of America; Authorized Representative

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)	Amended and Restated Deposit Agreement

(b)	Restricted ADS Letter Agreement

(d)	Opinion of counsel to the Depositary

(e)	Rule 466 Certification